UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: June 22, 2015

Commission File Number: 001-33701

Fly Leasing Limited

 (Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

                    County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F €

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): €

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): €

Sale of 33 Aircraft

On June 19, 2015, Fly Leasing Limited (“Fly”) agreed to sell 33 aircraft to ECAF I Ltd. (the “Purchaser”). The transaction (the “Transaction”) was effected pursuant to a Sale Agreement (the “Sale Agreement”), dated as of June 19, 2015, among the Purchaser and the sellers party thereto.

The Purchaser will pay an aggregate of approximately $985 million to acquire the 33 aircraft, subject to adjustment based on rents in respect of certain of the aircraft. The Sale Agreement provides for delivery of the aircraft to the Purchaser over a period of 270 days from the date of the Sale Agreement, subject to customary closing conditions.

The aircraft in the Purchaser’s portfolio will be serviced by affiliates of BBAM Limited Partnership (“BBAM”), whose affiliates also manage and service Fly’s aircraft portfolio.

Amendment to Management Agreement

In connection with the Transaction, Fly and Fly Leasing Management Co. Limited, a subsidiary of BBAM (the “Manager”), agreed to amend the Amended and Restated Fly Leasing Limited Management Agreement (the “Management Agreement”), dated as of December 28, 2012, by and among Fly and the Manager. Pursuant to the First Amendment to Management Agreement (the “Amendment”), dated as of June 19, 2015, the annual management fee that Fly pays to the Manager will be reduced from $10.7 million to $5.7 million, effective as of July 1, 2015. The management fee will be adjusted each calendar year by (i) 0.3% of the change in the book value of Fly’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over the book value of the post-transaction portfolio and (ii) 0.25% of the change in the book value of Fly’s aircraft portfolio in excess of $2.0 billion, with a minimum annual management fee of $5.0 million. The management fee also will be subject to an annual adjustment tied to the Consumer Price Index. The term of the Management Agreement has been extended from December 28, 2022 to July 1, 2025.

Pursuant to the Amendment, Fly and the Manager also agreed to reduce the disposition fee that Fly will pay to the Manager in connection with the Transaction. Whereas Fly generally pays a disposition fee of 1.5% of the aggregate gross proceeds in respect of dispositions, the Amendment provides that in respect of the Transaction, the disposition fee will be 1.2% of the aggregate gross proceeds.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed portfolio sale, the expected benefits of the transaction and the outlook for Fly’s future business and financial performance. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including, without limitation, the possibility that the transaction will not close in a timely fashion, or at all, the risk that the expected benefits of the transaction may not be fully realized, and the risk that business disruption relating to the transaction may be greater than expected. Further information on the factors and risks that may affect Fly’s business is included in filings Fly makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and Reports on Form 6-K. Fly expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)
Date:	June 22, 2015	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

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